FOR IMMEDIATE RELEASE

MADECO S.A. ANNOUNCES

CONSOLIDATED FOURTH QUARTER RESULTS FOR 2005

(Santiago, Chile, February 28, 2006) Madeco S.A. ("Madeco") (NYSE ticker: MAD) announced its fourth quarter consolidated financial results for 2005. All figures, in pesos, U.S. dollars and UF (inflation adjusted domestic currency unit), are expressed at their values as of December 31, 2005. The U.S. dollar exchange rate effective that date was 512.50 pesos per dollar, and the UF, equal to 17,974.81 pesos.

  Highlights

    The Company's annual net profit in 2005 rose 36.2 percent to 12,014 billion pesos ($23.4 million), compared to the net profit of 8,819 billion pesos ($17.8 million) posted the previous year.

    Net profit for the fourth quarter of 2005 rose 123.2 percent to 1,803 billion pesos compared to 808 million in the fourth quarter of 2004, due mainly to better operating results and lower finance costs.

    Annual revenue grew 8.9 percent to a total of 365,487 billion pesos. Unit sales for the fourth quarter 2005 were practically unchanged compared to the same period the previous year.

    Financial results of Optel S.A., Madeco's fiber optic subsidiary, were included in the 2005 consolidated statement, contributing 47 million pesos in net profit and 184 million pesos in EBITDA. Madeco gained 100% control of the company in March of 2005.

    The capital increase approved in an extraordinary shareholders meeting on September 2, 2005 and carried out in late November, raised over $84 million, subscribing 82.5 percent of more than 907 million shares issued for that purpose. The funds raised were used to pay debt of the parent company. By the end of 2005, bank debt had fallen 41.3 percent, and public bond debt was down 12.1 percent compared to 2004.

    Consolidated Income Statement Highlights (Exhibits 1 & 2)

    Net Income Fourth quarter net profit in 2005 was 1,803 billion pesos, up 123.2 percent compared to the 808 million peso profit posted the same period the previous year. This increase was due to improved operating results and lower finance costs.

    Revenues Revenues in the fourth quarter 2005 totaled 88,554 billion pesos, an increase of 14.6 percent compared to the prior year. This growth was due to increased sales of the cables business unit, and a rise in raw materials prices, which were partially offset by lower sales in the tubes business unit.

    Gross Income Gross income from operations in the final quarter of 2005 increased 19.2 percent to 12,130 billion pesos compared to 10,179 billion pesos the prior year. This increase was due to improved margins in the cables and flexible packaging units, up 43.9 percent and 66.8 percent respectively, which more than offset the 49.7 percent reduction in the tubes unit. Gross income from operations as a percent of sales increased 0.5 percentage points to 13.7 percent in the last quarter of 2005.

    Operating income Fourth quarter operating income in 2005 was 5,897 billion pesos, an increase of 21.2 percent over 4,866 billion the previous year. This was the product of an increase of 19.2 percent in gross income along with growth of 17.3 percent in administrative and sales costs.

    Non-Operating Results The company's non-operating losses in the fourth quarter were 5,429 billion pesos, 41.0 percent greater than the 3,849 billion loss for the same period in 2004. This was due to a 3,391 billion pesos reduction in price level restatement and exchange rate difference, and a reduction in financial costs of 33.9 percent.

    Losses related to exchange rate differences through December 2005 are due mainly to the depreciation of the Brazilian real in December and to the dollar-indexed debt of Brazilian subsidiary Ficap, along with other factors. Losses for this reason as of December 2005 were 1,182 billion pesos, including finance costs related to hedge positions.

    Income Tax In the fourth quarter of 2005, income tax posted a gain of 1,630 billion pesos, compared to a loss of 1 million pesos the previous year.

    Minority Interest Minority interest reflects the portion of profit/loss that corresponds mainly to the interest held in the company by minority shareholders in the Alusa, Indeco and Indalum subsidiaries. Fourth quarter 2005 minority interest posted a loss of 315 million pesos compared to 208 million pesos the same period 2004.

    Operating Income by Business Unit (Exhibits 3 through 6)

    Wire & Cable Fourth quarter revenue in 2005 was 52,745 billion pesos, with sales of 9,625 billion pesos in copper rod, and the remaining 43,120 billion pesos in cable sales. Sales increased 37.5 percent compared to the fourth quarter 2004, with volume sales up 16.7 percent, led by Chile and Argentina, with increases of 36.8 percent and 26.6 percent respectively. Unit sales (in tonnes) in Brazil fell 2.8 percent, due to a change in product mix that led to greater sales of aluminum cable. If aluminum cable were as heavy as its copper equivalent there would have been an 16.5 percent increase in unit sales.

    Cost of sales in the last quarter of 2005 rose 36.1 percent to 44,906 billion pesos compared to 32,974 billion in fourth quarter 2004. This increase was due to the growth in sales volume and the increase in copper prices.

    Administrative and sales costs rose 19.0 percent to 3,585 billion pesos in the last quarter of 2005 compared to 3,012 billion pesos the previous year. This was mainly due to a reversal of allowances for bad debts in 2004.

    Fourth quarter operating income in 2005 totaled 4,254 billion pesos compared to 2,365 billion pesos the previous year, with the operating margin increasing to 8.1 percent from 6.2 percent.

    Brass Mills Revenue for the brass mills business unit fell 7.1 percent in the fourth quarter of 2005 to 18,136 billion pesos, compared to 19,522 billion pesos the previous year. This was due to a 14.7 percent reduction in volume sales, which was slightly offset by an increase in copper prices. Volume sales in Chile fell 16.3 percent. However this decrease in copper products was partially offset by a 341 tonne increase in coin blank sales.

    Fourth quarter cost of sales in 2005 decreased 2.3 percent to 17,141 billion pesos, from 17,542 billion the prior year. This reduction was due mainly to lower unit sales, which were offset by higher copper prices.

    Administrative and sales costs rose 137.0 percent in the fourth quarter of 2005 to 1.064 billion pesos compared to 449 million the prior year. This was mainly due to a reversal in allowances for bad debts in 2004.

    Operating income from operations posted a loss of 69 million pesos in the last quarter of 2005 compared to a profit of 1,531 billion pesos in the fourth quarter of 2004. This was due to margins in Chile being hurt by domestic competitors and imports, and due to exchange rate differences. The net operating margin fell to -0.4 percent from 7.8 percent.

    Flexible Packaging Fourth quarter sales in 2005 fell 9.3 percent to 10,422 billion pesos compared to 11,496 billion pesos the prior year. Volume sales in Argentina were practically unchanged, while in Chile volume sales fell 33.5 percent to 2,042 tonnes from 3,072 tonnes. This was due mainly to the discontinuation of the Alufoil subsidiary of Alusa in late 2004, and to a lesser extent because of adjustments made by the company to the client portfolio.

    Fourth quarter cost of sales in 2005 fell 18.1 percent to 8,450 billion pesos from 10,314 billion pesos the previous year, due mainly to 23.9 percent lower volume sales.

    Gross income for the period increased 66.8 percent, due mainly to an improved product mix that resulted from adjustments made to the client portfolio.

    Administrative and sales costs fell 21.1 percent to 720 million in the last quarter of 2005 compared to 913 million the same period the previous year. This reduction was due to discontinuing operations of the Alufoil subsidiary in late 2004, and due to efforts made in the second half of 2005 to improve operating efficiencies in the business unit.

    Operating income for the last quarter of 2005 rose 365.4 percent to 1,252 billion pesos from 269 million the previous year. This increase reflects improved operating margins and a reduction in administrative and sales costs.

    The operating margin rose 9.7 percentage points to 12.0 percent, compared to 2.3 percent the previous year.

    Aluminum Profiles Fourth quarter net sales fell 8.0 percent to 7,251 billion pesos from 7.879 billion pesos the prior year. This was the result of lower volume sales of aluminum extrusions, which fell 5.0 percent to 2,694 tonnes compared to 2,870 tonnes in the fourth quarter of 2004.

    Fourth quarter cost of sales in 2005 fell 5 percent to 5,927 billion pesos compared to the prior year, due mainly to lower unit sales, which were partially offset by an increase in the price of aluminum (in terms of Chilean pesos).

    Administrative and sales costs in the final quarter of 2005 fell 8.1 percent to 864 million pesos from 940 million pesos the previous year.

    Operating income was 460 million pesos in the fourth quarter of 2005, a drop of 34.4 percent compared to 701 million pesos the previous year. This decline was due mainly to decreased margins resulting from competing import products.

    The operating margin fell 2.6 percentage points to 6.3 percent in the last quarter of 2005 compared to 8.9 percent the previous year.

    Balance Sheet (Exhibit 7)

Assets Total Company assets as of December 31, 2005 were 344.338 billion pesos, 3.0 percent less compared to the prior year.

Current Assets

Current assets increased 1.4 percent to 158,922 billion pesos as of December 2005. The increase is due mainly to increased inventories (up 994 million pesos), greater receivables (up 5,250 billion pesos), as well as increased unit sales, higher raw materials prices, and due to an increase in deferred taxes and credits (3,292 billion pesos). These increases were partially offset by reduced issues of diverse financial instruments compared to the previous year.

Fixed Assets

At the end of 2005, fixed assets fell 6.9 percent to 144,864 billion pesos, due to the appreciation of the Chilean peso against the dollar, and its effect on dollar denominated assets. Investment in current assets was 10,398 billion, equal to 92.5 percent of depreciation for the financial year.

Other Assets

Other assets fell 5.5 percent to 40,551 billion pesos. This was due to the lower value of dollar denominated investments (4,047 billion pesos).

Liabilities Total liabilities as of December 31, 2005 were 128,750 billion pesos, down 28.6 percent compared to the previous year

Bank Debt

Bank debt fell 41.3 percent to 57,093 billion pesos as of December 31, 2005. This was accomplished by using the 44,017 billion pesos raised in the November capital increase to amortize bank debt, but was partially offset by increases in short-term debt necessary to finance working capital of the parent company and subsidiaries.

Bonds

Bond debt fell 12.1 percent to 28,462 billion pesos at the end of 2005. This reduction was due to amortizations carried out in June and December in accordance with payment schedules. These "D" series bonds have an annual interest rate of UF + 5 percent.

Equity Total equity as of December 31, 2005 was 205.380 billion pesos, up 25.1 percent compared to 2004.

Capital

Capital rose to 249,372 billion pesos at year-end 2005 from 205,638 billion pesos in 2004. On November 26, 2005, 907,197,242 shares were subscribed, raising a total of 44,017 billion pesos.

Share Premium Account

Share premiums fell to 39,265 billion pesos at year-end 2005 compared to 39,843 billion pesos in 2004.

Other Reserves

Other reserves were at less then 3,114 billion pesos at the end of 2005, down 14,009 billion pesos compared to 2004, due to the appreciation of the peso and other foreign currencies and its impact on assets in terms of the application of BT64 related to foreign investments.

Unrealized Holding Losses

Unrealized holding losses fell to 80,143 billion pesos in 2005, compared to losses of 92,158 billion pesos in 2004, due to the financial results of 2005.

For further information contact:

Sergio Dussaillant Ch.

Investor Relations

Tel. : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : sdc@madeco.cl

Web Site : www.madeco.cl

***************

Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open anonymous corporation according to Chilean law. Currently it has operations in Chile, Brazil, Peru, and Argentina. Madeco is a leader in South America in finished and semi-finished copper, aluminum and alloy products. The company is also a leader in flexible packaging and wrappers for mass consumer products, such as foods, sweets and cosmetics.

Readers are advised not to confide excessively in declarations about future performance that may be included in this document, which are based on current information. The company has no obligation to publicly declare changes to statements regarding future performance, which may be subject to events or circumstances after today's date, including, but not limited to, changes in company strategy, or in capital spending, or reflect the occurrence of unanticipated events.

Exhibit 1: Consolidated Income Statement
(Forth Quarter)

	Ch$ millions			US$ millions (1)
	4Q04	4Q05	% Change	4Q04	4Q05	% Change

Revenues	77.248	88.554	14,6%	138,6	172,8	24,7%
COGS	(67.068)	(76.424)	14,0%	(120,3)	(149,1)	23,9%
Gross Income	10.179	12.130	19,2%	18,3	23,7	29,6%
SG&A	(5.314)	(6.233)	17,3%	(9,5)	(12,2)	27,6%
Operating Income	4.866	5.897	21,2%	8,7	11,5	31,8%

Financial income	26	186	621,4%	0,0	0,4	684,6%
Equity in earning (losses) of related companies	(132)	207	-256,6%	(0,2)	0,4	270,3%
Other non-operating income	1.303	1.178	-9,6%	2,3	2,3	-1,6%
Financial expenses	(3.427)	(2.267)	-33,9%	(6,1)	(4,4)	-28,1%
Positive goodwill amortization	(327)	(365)	11,5%	(0,6)	(0,7)	21,3%
Other non-operating expenses	(1.432)	(1.119)	-21,9%	(2,6)	(2,2)	-14,4%
Price-level restatement	141	(3.250)	-2410,6%	0,3	(6,3)	-2612,9%
Non-Operating Results	(3.849)	(5.429)	41,0%	(6,9)	(10,6)	53,4%

Income (Loss) before income taxes	1.016	468	-54,0%	1,8	0,9	-49,9%
Income tax	(1)	1.630	N/A	(0,0)	3,2	N/A
Minority interest	(208)	(315)	51,5%	(0,4)	(0,6)	64,7%
Negative goodwill amortization	0	19	N/A	0,0	0,0	N/A
Net Income (Loss)	808	1.803	123,2%	1,4	3,5	142,7%

Gross Margin	13,2%	13,7%	-	13,2%	13,7%	-
SG&A / Sales	6,9%	7,0%	-	6,9%	7,0%	-
Operating Margin	6,3%	6,7%	-	6,3%	6,7%	-

1 Exchange rate on December-31 2005 US$1.00 = 512.5
Exchange rate on December-31 2004 US$1.00 = 557.4

Exhibit 2: Consolidated Income Statement
(Twelve Months Ended December-05)

	Ch$ millions			US$ millions (1)
	YTD Dec 04	YTD Dec 05	% Change	YTD Dec 04	YTD Dec 05	% Change

Revenues	335.700	365.487	8,9%	602,3	713,1	18,4%
COGS	(286.580)	(313.548)	9,4%	(514,1)	(611,8)	19,0%
Gross Income	49.120	51.939	5,7%	88,1	101,3	15,0%
SG&A	(23.038)	(24.099)	4,6%	(41,3)	(47,0)	13,8%
Operating Income	26.082	27.840	6,7%	46,8	54,3	16,1%

Financial income	977	805	-17,6%	1,8	1,6	-10,4%
Equity in earning (losses) of related companies	(24)	281	N/A	(0,0)	0,5	N/A
Other non-operating income	1.506	2.321	54,1%	2,7	4,5	66,6%
Financial expenses	(11.398)	(9.359)	-17,9%	(20,4)	(18,3)	-10,7%
Positive goodwill amortization	(1.804)	(1.660)	-8,0%	(3,2)	(3,2)	0,1%
Other non-operating expenses	(3.813)	(3.278)	-14,0%	(6,8)	(6,4)	-6,5%
Price-level restatement	(260)	(2.751)	958,5%	(0,5)	(5,4)	1051,3%
Non-Operating Results	(14.816)	(13.641)	-7,9%	(26,6)	(26,6)	0,1%

Income (Loss) before income taxes	11.267	14.199	26,0%	20,2	27,7	37,1%
Income tax	(1.598)	(1.467)	-8,2%	(2,9)	(2,9)	-0,2%
Minority interest	(850)	(736)	-13,4%	(1,5)	(1,4)	-5,8%
Negative goodwill amortization	-	19	N/A	0,0	0,0	N/A
Net Income (Loss)	8.819	12.014	36,2%	15,8	23,4	48,2%

Gross Margin	14,6%	14,2%	-	14,6%	14,2%	-
SG&A / Sales	6,9%	6,6%	-	6,9%	6,6%	-
Operating Margin	7,8%	7,6%	-	7,8%	7,6%	-

1 Exchange rate on December-31 2005 US$1.00 = 512.5
Exchange rate on December-31 2004 US$1.00 = 557.4

Exhibit 3: EBITDA by Business Unit
(Forth Quarter)

Forth Quarter 2004
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	5.321	33.030	19.522	11.496	7.879	77.248
COGS	(4.890)	(28.084)	(17.542)	(10.314)	(6.238)	(67.068)
Gross Income	431	4.946	1.980	1.182	1.641	10.180
SG&A	(13)	(2.999)	(449)	(913)	(940)	(5.314)
Operating Income	418	1.947	1.531	269	701	4.866
EBITDA	417	3.068	2.104	761	872	7.222

Gross Margin	8,1%	15,0%	10,1%	10,3%	20,8%	13,2%
SG&A / Sales	0,2%	9,1%	2,3%	7,9%	11,9%	6,9%
EBITDA Margin	7,8%	9,3%	10,8%	6,6%	11,1%	9,3%

Segment Contribution
% Revenues	6,9%	42,8%	25,3%	14,9%	10,2%	100,0%
% EBITDA	5,8%	42,5%	29,1%	10,5%	12,1%	100,0%

Forth Quarter 2005
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	9.625	43.120	18.136	10.422	7.251	88.554
COGS	(8.905)	(36.001)	(17.141)	(8.450)	(5.927)	(76.424)
Gross Income	720	7.119	995	1.972	1.324	12.130
SG&A	(38)	(3.547)	(1.064)	(720)	(864)	(6.233)
Operating Income	682	3.572	(69)	1.252	460	5.897
EBITDA	716	5.021	590	1.808	709	8.844

Gross Margin	7,5%	16,5%	5,5%	18,9%	18,3%	13,7%
SG&A / Sales	0,4%	8,2%	5,9%	6,9%	11,9%	7,0%
EBITDA Margin	7,4%	11,6%	3,3%	17,3%	9,8%	10,0%

Segment Contribution
% Revenues	10,9%	48,7%	20,5%	11,8%	8,2%	100,0%
% EBITDA	8,1%	56,8%	6,7%	20,4%	8,0%	100,0%

2005 versus 2004
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	80,9%	30,5%	-7,1%	-9,3%	-8,0%	14,6%
COGS	82,1%	28,2%	-2,3%	-18,1%	-5,0%	14,0%
Gross Income	67,1%	43,9%	-49,7%	66,8%	-19,3%	19,2%
SG&A	192,3%	18,3%	137,0%	-21,1%	-8,1%	17,3%
Operating Income	63,2%	83,5%	-104,5%	365,4%	-34,4%	21,2%
EBITDA	71,7%	63,7%	-72,0%	137,6%	-18,7%	22,5%

Exhibit 4: EBITDA by Business Unit
(Twelve Months Ended December-05)

YTD Dec 04
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	25.312	146.944	87.050	46.742	29.652	335.700
COGS	(23.227)	(126.048)	(74.784)	(39.824)	(22.697)	(286.580)
Gross Income	2.085	20.896	12.266	6.918	6.955	49.120
SG&A	(84)	(12.024)	(3.815)	(3.616)	(3.499)	(23.038)
Operating Income	2.001	8.872	8.451	3.302	3.456	26.082
EBITDA	1.997	14.607	11.013	5.497	4.139	37.253

Gross Margin	8,2%	14,2%	14,1%	14,8%	23,5%	14,6%
SG&A / Sales	0,3%	8,2%	4,4%	7,7%	11,8%	6,9%
EBITDA Margin	7,9%	9,9%	12,7%	11,8%	14,0%	11,1%

Segment Contribution
% Revenues	7,5%	43,8%	25,9%	13,9%	8,8%	100,0%
% EBITDA	5,4%	39,2%	29,6%	14,8%	11,1%	100,0%

YTD Dec 05
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	33.901	178.161	79.908	44.159	29.358	365.487
COGS	(31.685)	(147.729)	(73.269)	(37.749)	(23.116)	(313.548)
Gross Income	2.216	30.432	6.639	6.410	6.242	51.939
SG&A	(119)	(13.139)	(4.615)	(2.984)	(3.242)	(24.099)
Operating Income	2.097	17.293	2.024	3.426	3.000	27.840
EBITDA	2.141	22.813	4.527	5.646	3.955	39.082

Gross Margin	6,5%	17,1%	8,3%	14,5%	21,3%	14,2%
SG&A / Sales	0,4%	7,4%	5,8%	6,8%	11,0%	6,6%
EBITDA Margin	6,3%	12,8%	5,7%	12,8%	13,5%	10,7%

Segment Contribution
% Revenues	9,3%	48,7%	21,9%	12,1%	8,0%	100,0%
% EBITDA	5,5%	58,4%	11,6%	14,4%	10,1%	100,0%

2004 versus 2005
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	33,9%	21,2%	-8,2%	-5,5%	-1,0%	8,9%
COGS	36,4%	17,2%	-2,0%	-5,2%	1,8%	9,4%
Gross Income	6,3%	45,6%	-45,9%	-7,3%	-10,3%	5,7%
SG&A	41,7%	9,3%	21,0%	-17,5%	-7,3%	4,6%
Operating Income	4,8%	94,9%	-76,1%	3,8%	-13,2%	6,7%
EBITDA	7,2%	56,2%	-58,9%	2,7%	-4,4%	4,9%

Exhibit 5: EBITDA by Business Unit and Country
(Forth Quarter)

	Forth Quarter 2004							Forth Quarter 2005
				(Ch$ million)							(Ch$ million)
	Chile				Peru	Interco.	COPPER ROD	Chile				Peru	Interco.	COPPER ROD

Tons (Third parties)	2.250				754	0	3.004	2.836				1.485	0	4.321
Tons (Intercompany)	814				1.837	(2.651)	0	1.621				0	(1.621)	0
Tons (Total)	3.064				2.591	(2.651)	3.004	4.457				1.485	(1.621)	4.321

Revenues (Third parties)	4.491				830	0	5.321	6.721				2.904	0	9.625
Revenues (Intercompany)	1.698				2.611	(4.309)	0	3.718				(264)	(3.454)	0
Total revenues	6.189				3.441	(4.309)	5.321	10.439				2.640	(3.454)	9.625
COGS	(5.962)				(3.242)	4.314	(4.890)	(10.299)				(2.355)	3.749	(8.905)
Gross Income	227				199	5	431	140				285	295	720
SG&A	0				(24)	11	(13)	0				(36)	(2)	(38)
Operating Income	227				175	16	418	140				249	293	682
EBITDA	226				176	15	417	175				249	292	716

Gross Margin	5,1%				24,0%		8,1%	2,1%				9,8%		7,5%
EBITDA Margin	5,0%				21,2%		7,8%	2,6%				8,6%		7,4%

	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE

Tons (Third parties)	1.838	7.190	0	515	2.395	0	11.938	2.102	7.134	0	652	3.233	0	13.121
Tons (Intercompany)	3	402	0	0	0	(405)	0	150	243	0	0	0	(393)	0
Tons (Total)	1.841	7.592	0	515	2.395	(405)	11.938	2.252	7.377	0	652	3.233	(393)	13.121
Kms.	0	0	0	0	0	0	0	0	0	89.921	0	0	0	89.921

Revenues (Third parties)	8.828	16.497	0	1.051	6.654	0	33.030	7.903	21.564	1.728	1.413	10.512	0	43.120
Revenues (Intercompany)	284	652	0	(4)	(20)	(912)	0	1.036	561	0	(11)	16	(1.602)	0
Total revenues	9.112	17.149	0	1.047	6.634	(912)	33.030	8.939	22.125	1.728	1.402	10.528	(1.602)	43.120
COGS	(7.946)	(14.756)	0	(927)	(5.516)	1.061	(28.084)	(7.974)	(18.750)	(1.485)	(1.192)	(8.409)	1.809	(36.001)
Gross Income	1.166	2.393	0	120	1.118	149	4.946	965	3.375	243	210	2.119	207	7.119
SG&A	(53)	(1.991)	0	(77)	(448)	(430)	(2.999)	(386)	(1.897)	(196)	(119)	(576)	(373)	(3.547)
Operating Income	1.113	402	0	43	670	(281)	1.947	579	1.478	47	91	1.543	(166)	3.572
EBITDA	1.490	992	0	42	843	(299)	3.068	654	2.304	184	105	1.721	53	5.021

Gross Margin	13,2%	14,5%		11,4%	16,8%		15,0%	12,2%	15,7%	14,1%	14,9%	20,2%		16,5%
EBITDA Margin	12,6%	2,4%		4,1%	10,1%		9,3%	8,3%	10,7%	10,6%	7,4%	16,4%		11,6%

	Chile	Coin		Argentina		Interco.	BRASS MILLS	Chile	Coin		Argentina		Interco.	BRASS MILLS
Tons (Third parties)	6.816	169		630		0	7.615	5.339	511		644		0	6.494
Tons (Intercompany)	797	1		95		(893)	0	639	0		(6)		(633)	0
Tons (Total)	7.613	170		725		(893)	7.615	5.978	511		638		(633)	6.494

Revenues (Third parties)	17.681	737		1.104		0	19.522	14.640	1.872		1.624		0	18.136
Revenues (Intercompany)	1.992	108		163		(2.263)	0	3.395	91		(38)		(3.448)	0
Total revenues	19.673	845		1.267		(2.263)	19.522	18.035	1.963		1.586		(3.448)	18.136
COGS	(17.526)	(1.077)		(1.161)		2.222	(17.542)	(17.521)	(1.869)		(1.284)		3.533	(17.141)
Gross Income	2.147	(232)		106		(41)	1.980	514	94		302		85	995
SG&A	(100)	(116)		(111)		(122)	(449)	(654)	(121)		(172)		(117)	(1.064)
Operating Income	2.047	(348)		(5)		(163)	1.531	(140)	(27)		130		(32)	(69)
EBITDA	2.556	(195)		37		(294)	2.104	404	50		179		(43)	590

Gross Margin	12,1%	-31,5%		9,6%			10,1%	3,5%	5,0%		18,6%			5,5%
EBITDA Margin	14,5%	-26,5%		3,4%			10,8%	2,8%	2,7%		11,0%			3,3%

Tons (Third parties)	Chile			Argentina		Interco.	F. PACKAGING	Chile			Argentina		Interco.	F. PACKAGING
Tons (Intercompany)	3.072			1.346		0	4.418	2.042			1.318		0	3.360
Tons (Total)	3.072			1.346		0	4.418	2.042			1.318		0	3.360

Revenues (Third parties)	8.635			2.860		1	11.496	7.375			3.047		0	10.422
Revenues (Intercompany)							0							0
Total revenues	8.635			2.860		1	11.496	7.375			3.047		0	10.422
COGS	(7.770)			(2.542)		(2)	(10.314)	(5.943)			(2.507)		0	(8.450)
Gross Income	865			318		(1)	1.182	1.432			540		0	1.972
SG&A	(642)			(141)		(130)	(913)	(497)			(160)		(63)	(720)
Operating Income	223			177		(131)	269	935			380		(63)	1.252
EBITDA	567			323		-129	761	1.343			528		(63)	1.808

Gross Margin	10,0%			11,1%			10,3%	19,4%			17,7%			18,9%
EBITDA Margin	2,6%			6,2%			6,6%	12,7%			12,5%			17,3%

	Chile						PROFILES	Chile						PROFILES
Tons (Third parties)	2.870						2.870	2.694						2.694
Tons (Intercompany)	0						0	0						0
Tons (Total)	2.870						2.870	2.694						2.694

Revenues (Third parties)	7.879						7.879	7.251						7.251
Revenues (Intercompany)	0						0	0						0
Total revenues	7.879						7.879	7.251						7.251
COGS	(6.238)						(6.238)	(5.927)						(5.927)
Gross Income	1.641						1.641	1.324						1.324
SG&A	(940)						(940)	(864)						(864)
Operating Income	701						701	460						460
EBITDA	872						872	709						709

Gross Margin	20,8%						20,8%	18,3%						18,3%
EBITDA Margin	8,9%						8,9%	6,3%						6,3%

Exhibit 6: EBITDA by Business Unit and Country
(Twelve Months Ended December-05)

	Year to Date 2004							Year to Date 2005
				(Ch$ million)							(Ch$ million)
	Chile				Peru	Interco.	COPPER ROD	Chile				Peru	Interco.	COPPER ROD

Tons (Third parties)	9.282				4.354	0	13.636	9.309				6.623	0	15.932
Tons (Intercompany)	5.125				7.354	(12.479)	0	7.183				3.171	(10.354)	0
Tons (Total)	14.407				11.708	(12.479)	13.636	16.492				9.794	(10.354)	15.932

Revenues (Third parties)	17.832				7.480	0	25.312	20.827				13.074	0	33.901
Revenues (Intercompany)	9.987				13.161	(23.148)	0	15.818				5.876	(21.694)	0
Total revenues	27.819				20.641	(23.148)	25.312	36.645				18.950	(21.694)	33.901
COGS	(26.486)				(19.622)	22.881	(23.227)	(35.755)				(17.825)	21.895	(31.685)
Gross Income	1.333				1.019	(267)	2.085	890				1.125	201	2.216
SG&A	0				(169)	85	(84)	0				(164)	45	(119)
Operating Income	1.333				850	(182)	2.001	890				961	246	2.097
EBITDA	1.332				852	(187)	1.997	936				962	243	2.141

Gross Margin	7,5%				13,6%		8,2%	4,3%				8,6%		6,5%
EBITDA Margin	7,5%				11,4%		7,9%	4,5%				7,4%		6,3%

	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE

Tons (Third parties)	9.134	27.748	0	1.989	10.359	0	49.230	10.759	27.080	0	2.236	12.705	0	52.780
Tons (Intercompany)	39	2.077	0	0	130	(2.246)	0	186	1.097	0	202	0	(1.485)	0
Tons (Total)	9.173	29.825	0	1.989	10.489	(2.246)	49.230	10.945	28.177	0	2.438	12.705	(1.485)	52.780
Kms.	0	0	0	0	0	0	0	0	0	89.921	0	0	0	89.921

Revenues (Third parties)	32.828	74.502	0	4.801	34.813	0	146.944	39.103	87.502	1.728	5.464	44.364	0	178.161
Revenues (Intercompany)	1.467	5.216	0	47	247	(6.977)	0	2.084	2.745	0	293	20	(5.142)	0
Total revenues	34.295	79.718	0	4.848	35.060	(6.977)	146.944	41.187	90.247	1.728	5.757	44.384	(5.142)	178.161
COGS	(29.403)	(70.017)	0	(4.352)	(28.930)	6.654	(126.048)	(35.640)	(74.863)	(1.485)	(5.019)	(36.110)	5.388	(147.729)
Gross Income	4.892	9.701	0	496	6.130	(323)	20.896	5.547	15.384	243	738	8.274	246	30.432
SG&A	(2.019)	(6.194)	0	(335)	(2.062)	(1.414)	(12.024)	(1.813)	(7.432)	(196)	(420)	(2.104)	(1.174)	(13.139)
Operating Income	2.873	3.507	0	161	4.068	(1.737)	8.872	3.734	7.952	47	318	6.170	(928)	17.293
EBITDA	4.437	6.845	0	161	5.019	(1.855)	14.607	4.850	11.206	184	362	7.016	(805)	22.813

Gross Margin	14,9%	13,0%		10,3%	17,6%		14,2%	14,2%	17,6%		13,5%	18,7%		17,1%
EBITDA Margin	13,5%	9,2%		3,4%	14,4%		9,9%	12,4%	12,8%		6,6%	15,8%		12,8%

	Chile	Coin		Argentina		Interco.	BRASS MILLS	Chile	Coin		Argentina		Interco.	BRASS MILLS

Tons (Third parties)	28.340	2.448		2.531		0	33.319	25.327	1.566		2.620		0	29.513
Tons (Intercompany)	2.628	55		371		(3.054)	0	1.943	121		240		(2.304)	0
Tons (Total)	30.968	2.503		2.902		(3.054)	33.319	27.270	1.687		2.860		(2.304)	29.513

Revenues (Third parties)	73.241	7.843		5.966		0	87.050	66.966	6.300		6.642		0	79.908
Revenues (Intercompany)	8.787	900		865		(10.552)	0	10.218	570		555		(11.343)	0
Total revenues	82.028	8.743		6.831		(10.552)	87.050	77.184	6.870		7.197		(11.343)	79.908
COGS	(70.754)	(8.500)		(5.839)		10.309	(74.784)	(72.329)	(6.273)		(6.188)		11.521	(73.269)
Gross Income	11.274	243		992		(243)	12.266	4.855	597		1.009		178	6.639
SG&A	(2.233)	(614)		(571)		(397)	(3.815)	(3.181)	(410)		(655)		(369)	(4.615)
Operating Income	9.041	(371)		421		(640)	8.451	1.674	187		354		(191)	2.024
EBITDA	11.138	189		628		(942)	11.013	3.722	496		573		(264)	4.527

Gross Margin	15,4%	3,1%		16,6%			14,1%	7,2%	9,5%		15,2%			8,3%
EBITDA Margin	15,2%	2,4%		10,5%			12,7%	5,6%	7,9%		8,6%			5,7%

	Chile			Argentina		Interco.	F. PACKAGING	Chile			Argentina		Interco.	F. PACKAGING

Tons (Third parties)	11.816			4.545		0	16.361	9.722			4.805		0	14.527
Tons (Intercompany)							0							0
Tons (Total)	11.816			4.545		0	16.361	9.722			4.805		0	14.527

Revenues (Third parties)	34.594			12.148		0	46.742	31.559			12.600		0	44.159
Revenues (Intercompany)							0							0
Total revenues	34.594			12.148		0	46.742	31.559			12.600		0	44.159
COGS	(29.347)			(10.477)		0	(39.824)	(26.895)			(10.854)		0	(37.749)
Gross Income	5.247			1.671		0	6.918	4.664			1.746		0	6.410
SG&A	(2.481)			(698)		(437)	(3.616)	(1.987)			(799)		(198)	(2.984)
Operating Income	2.766			973		(437)	3.302	2.677			947		(198)	3.426
EBITDA	4.095			1.835		(433)	5.497	4.180			1.664		(198)	5.646

Gross Margin	15,2%			13,8%			14,8%	14,8%			13,9%			14,5%
EBITDA Margin	11,8%			15,1%			11,8%	13,2%			13,2%			12,8%

	Chile						PROFILES	Chile						PROFILES

Tons (Third parties)	10.653						10.653	10.819						10.819
Tons (Intercompany)	0						0	0						0
Tons (Total)	10.653						10.653	10.819						10.819
	0							0
Revenues (Third parties)	29.652						29.652	29.358						29.358
Revenues (Intercompany)	0						0	0						0
Total revenues	29.652						29.652	29.358						29.358
COGS	(22.697)						(22.697)	(23.116)						(23.116)
Gross Income	6.955						6.955	6.242						6.242
SG&A	(3.499)						(3.499)	(3.242)						(3.242)
Operating Income	3.456						3.456	3.000						3.000
EBITDA	4.319						4.319	3.955						3.955

Gross Margin	23,5%						23,5%	21,3%						21,3%
EBITDA Margin	14,6%						14,6%	13,5%						13,5%

Exhibit 7: Consolidated Balance Sheet

	Ch$ millions		US$ millions (1)
	YTD Dec 04	YTD Dec 05	YTD Dec 04	YTD Dec 05

Cash	3.101	4.282	5,6	8,4
Time deposits and marketable securities	4.262	244	7,6	0,5
Accounts receivable	56.664	61.914	101,7	120,8
Accounts receivable from related companies	1.157	942	2,1	1,8
Inventories	73.299	74.293	131,5	145,0
Recoverable taxes	3.609	6.243	6,5	12,2
Prepaid expenses and other current assets	14.612	11.004	26,2	21,5
Current Assets	156.703	158.922	281,1	310,1

Property, plant and equipment (net)	155.677	144.864	279,3	282,7

Investments	8.596	10.727	15,4	20,9
Goodwill (net)	22.537	18.000	40,4	35,1
Long-term receivables	804	347	1,4	0,7
Other	10.938	11.477	19,6	22,4
Other Assets	42.875	40.551	76,9	79,1

ASSETS	355.255	344.338	637,3	671,9

Short-term bank borrowings	18.244	24.429	32,7	47,7
Current portion of long-term bank and other debt	5.061	2.514	9,1	4,9
Current portion of bonds payable	4.059	4.254	7,3	8,3
Current portion of long-term liabilities	938	410	1,7	0,8
Dividends payable	3	3	0,0	0,0
Accounts payable	13.170	17.015	23,6	33,2
Notes payable	9.489	661	17,0	1,3
Other payables	2.575	353	4,6	0,7
Notes and accounts payable to related companies	360	8.442	0,6	16,5
Accrued expenses	8.691	7.171	15,6	14,0
Withholdings payable	1.977	1.817	3,5	3,5
Deferred income	144	1.458	0,3	2,8
Income taxes	0	0	-	-
Other current liabilities	1.192	965	2,1	1,9
Current Liabilities	65.904	69.491	118,2	135,6

Long-term bank and other debt	82.897	31.090	148,7	60,7
Bonds payable	28.327	24.208	50,8	47,2
Accrued expenses	3.205	3.961	5,7	7,7
Long-Term Liabilities	114.428	59.259	205,3	115,6

Minority Interest	10.704	10.207	19,2	19,9

Common stock	205.638	249.372	368,9	486,6
Share premium	39.843	39.265	71,5	76,6
Reserves	10.895	(3.114)	19,5	(6,1)
Retained earnings	(92.158)	(80.143)	(165,3)	(156,4)
Total Shareholders' Equity	164.219	205.380	294,6	400,7

LIABILITIES AND SHAREHOLDERS' EQUITY	355.255	344.338	637,3	671,9

1 Exchange rate on December-31 2005 US$1.00 = 512.5
Exchange rate on December-31 2004 US$1.00 = 557.4

Exhibit 8: Consolidated Statement of Cash Flow

	Ch$ millions		US$ millions (1)
	YTD Dec 04	YTD Dec 05	YTD Dec 04	YTD Dec 05

Cash received from customers	390.035	428.522	699,7	836,1
Financial income received	1.048	2.209	1,9	4,3
Dividends and other distributions	32	-	0,1	-
Other incomes	2.151	372	3,9	0,7
Payments to suppliers and employees	(369.799)	(400.546)	(663,4)	(781,6)
Interests paid	(11.792)	(13.466)	(21,2)	(26,3)
Income taxes paid	(485)	(2.281)	(0,9)	(4,4)
Other expenses	(214)	(595)	(0,4)	(1,2)
Added Value Tax and others	(6.053)	(3.839)	(10,9)	(7,5)
Cash Flow from Operating Activities	4.922	10.377	8,8	20,2

Sale of Property, Plant and Equipment	1.022	306	1,8	0,6
Sale of permanent investments	127	213	0,2	0,4
Sale of other investments	29.570	-	53,0	-
Other proceeds from investments	1.354	1.140	2,4	2,2
Acquisition of fixed assets	(6.669)	(10.398)	(12,0)	(20,3)
Permanent investments	(8)	(184)	(0,0)	(0,4)
Other disbursements	-	(2.618)	-	(5,1)
Cash Flow used in Investing Activities	25.396	(11.541)	45,6	(22,5)

Issuance of shares	10.525	43.929	18,9	85,7
Loans obtained	35.323	113.658	63,4	221,8
Registered loans from related companies	-	-	-	-
Other financing sources	31.690	-	56,9	-
Dividends paid	(158)	(38)	(0,3)	(0,1)
Repayments of bank borrowings	(40.087)	(156.389)	(71,9)	(305,1)
Repayments of bonds	(60.552)	(3.969)	(108,6)	(7,7)
Payment of expenses related to shares issuance	(119)	(775)	(0,2)	(1,5)
Others	(26)	(493)	(0,0)	(1,0)
Cash Flow provided by Financing Activities	(23.405)	(4.077)	(42,0)	(8,0)

Net Cash Flow for the Period	6.913	(5.242)	12,4	(10,2)

Effect of price-level restatements on cash and cash equivalents	665	(302)	1,2	(0,6)

Net increase in cash and cash equivalents	7.578	(5.544)	13,6	(10,8)

Cash and cash equivalents at the beginning of year	5.757	13.335	10,3	26,0

Cash and cash equivalents at end of the period	13.335	7.791	23,9	15,2

_____________________
1 Exchange rate on December-31 2005 US$1.00 = 512.5
Exchange rate on December-31 2004 US$1.00 = 557.4